FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Farxiga Phase III DAPA-CKD trial will be stopped early after overwhelming efficacy in patients with chronic kidney disease

30 March 2020 07:00 BST

Farxiga Phase III DAPA-CKD trial will be stopped early after overwhelming efficacy in patients with chronic kidney disease

Farxiga is the first SGLT2 inhibitor to show meaningful benefit in patients with chronic kidney disease in a trial including both type-2 diabetics and non-diabetics

The Dapagliflozin And Prevention of Adverse outcomes in Chronic Kidney Disease (DAPA-CKD) Phase III trial for Farxiga (dapagliflozin) in patients with chronic kidney disease (CKD) will be stopped early following a recommendation from an independent Data Monitoring Committee (DMC) based on its determination of overwhelming efficacy.

The decision to stop the trial early was made following a routine assessment of efficacy and safety which showed Farxiga's benefits earlier than originally anticipated and AstraZeneca will now initiate closure of the trial.

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "Chronic kidney disease patients have limited treatment options, particularly those without type-2 diabetes. We are very pleased the Data Monitoring Committee concluded that patients experienced overwhelming benefit. Farxiga has the potential to change the management of chronic kidney disease for patients around the world."

The co-chairs of the trial and its Executive Committee Prof. David Wheeler, University College London, and Prof. Hiddo L. Heerspink, University Medical Center Groningen, said: "It has been a privilege to be involved in this trial. We are delighted with the Data Monitoring Committee recommendation and look forward to sharing the results with the medical community and patients with chronic kidney disease."

The primary endpoint of DAPA-CKD is a composite of worsening of renal function or death (defined as a composite endpoint of ≥50% sustained decline in estimated glomerular filtration rate (eGFR), onset of end-stage kidney disease (ESKD) or cardiovascular (CV) or renal death) in patients with CKD irrespective of the presence of type-2 diabetes (T2D).1

The full results will be submitted for presentation at a forthcoming medical meeting and AstraZeneca will now initiate discussions with global health authorities regarding early regulatory submissions.

In August 2019, the US Food and Drug Administration (FDA) granted Fast Track designation for the development of Farxiga to delay the progression of renal failure and prevent CV and renal death in patients with CKD. Farxiga is under Priority Review with the FDA and under regulatory review at the European Medicines Agency (EMA), as well as in other regions, for the treatment of patients with heart failure (HF).

Chronic kidney disease
CKD can be a serious, progressive condition defined by decreased kidney function (shown by reduced eGFR or markers of kidney damage, or both, for at least three months).2 The most common causes of CKD are diabetes, hypertension and glomerulonephritis.3 CKD is associated with significant patient morbidity and an increased risk of CV events,4 such as HF and premature death.5 In its most severe form, known as ESKD, kidney damage and deterioration of kidney function have progressed to the stage where dialysis or kidney transplantation are required.6 The majority of patients with CKD will die from CV causes before reaching ESKD.7

DAPA-CKD

DAPA-CKD is an international, multi-centre, randomised, double-blinded trial in 4,245 patients designed to evaluate the efficacy of Farxiga 10mg, compared with placebo, in patients with CKD stages 2-4 and elevated urinary albumin excretion, with and without T2D. Farxiga is given once daily in addition to standard of care. The primary composite endpoint is worsening of renal function (defined as a composite of an eGFR decline ≥50%, onset of ESKD and death from CV or renal cause). The trial is being conducted in 21 countries. The efficacy-stopping guideline in the trial protocol and DMC Charter state that after evaluating the totality of the available efficacy and safety data, the DMC may consider recommending that the study be stopped for overwhelming efficacy.

Farxiga
Farxiga (dapagliflozin) is a first-in-class, oral, once-daily sodium-glucose co-transporter-2 (SGLT2) inhibitor indicated in adults for the treatment of insufficiently controlled T2D as both monotherapy and as part of combination therapy as an adjunct to diet and exercise to improve glycaemic control, with the additional benefits of weight loss and blood-pressure reduction. In the DECLARE CV outcomes trial in adults with T2D, Farxiga reduced the risk of the composite endpoint of hospitalisation for HF or CV death versus placebo, when added to standard of care.

In the DAPA-HF trial, Farxiga on top of standard of care reduced both the incidence of cardiovascular death and the worsening of heart failure in patients with HF with reduced ejection fraction (HFrEF), with and without T2D. Farxiga is also being tested for patients with HF in the DELIVER (HF with preserved ejection fraction, HFpEF) and DETERMINE (HFrEF and HFpEF) trials. Farxiga has a robust programme of clinical trials that includes more than 35 completed and ongoing Phase IIb/III trials in more than 35,000 patients, as well as more than 2.5 million patient-years' experience.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Hiddo J L Heerspink et al. Rationale and protocol of the Dapagliflozin And Prevention of Adverse outcomes in Chronic Kidney Disease (DAPA-CKD) randomized controlled trial, Nephrology Dialysis Transplantation, Volume 35, Issue 2, February 2020, Pages 274-282, https://doi.org/10.1093/ndt/gfz290.
2.   Mallappallil, M., Friedman, E. A., Delano, B. G., McFarlane, S. I., & Salifu, M. O. (2014). Chronic kidney disease in the elderly: evaluation and management. Clinical practice (London, England), 11(5), 525-535. doi:10.2217/cpr.14.46.
3.   National Kidney Foundation. Kidney Disease: Causes, 2017; [cited 2020 Mar 28]. Available from URL: https://www.kidney.org/atoz/content/kidneydiscauses.

4.   Bikbov, Boris, et al. "Global, Regional, and National Burden of Chronic Kidney Disease, 1990-2017: a Systematic Analysis for the Global Burden of Disease Study 2017." The Lancet, vol. 395, no. 10225, 13 Feb. 2020, pp. 709-733., doi:10.1016/s0140-6736(20)30045-3.

5.   Segall L et al. Heart failure in patients with chronic kidney disease: A systematic integrative review. Biomed Res Int 2014; 2014:937398.
6.   Centers for Disease Control and Prevention. Chronic Kidney Disease in the United States, 2019; [cited 2020 Mar 27]. Available from URL: https://www.cdc.gov/kidneydisease/publications-resources/2019-national-facts.html.
7.   Thompson S, James M, Wiebe N, Hemmelgarn B, Manns B, Klarenbach S and Tonelli M. Cause of Death in Patients with Reduced Kidney Function. Journal of the American Society of Nephrology. 2015, 26 (10) 2504-2511; DOI: https://doi.org/10.1681/ASN.2014070714.

Adrian Kemp
Company Secretary
AstraZeneca PLC
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 March 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary